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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        For the three and six months ended June 30, 2013 and 2012, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Earnings:
Income before taxes	$106,487	$85,056	$200,090	$173,496
Fixed charges	62,952	63,596	122,448	128,937

Total earnings	$169,439	$148,652	$322,538	$302,433

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$62,932	$63,574	$122,407	$128,890
Estimate of the interest component of rental expense	20	22	41	47

Total fixed charges	$62,952	$63,596	$122,448	$128,937

Ratio of earnings to fixed charges	2.69	2.34	2.63	2.35

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES